EXHIBIT 4.14

Unofficial Translation of the Amendment to the August 2nd, 2003 Agreement

BETWEEN

THE FRENCH REPUBLIC

ALSTOM

BNP PARIBAS

GROUP CREDIT AGRICOLE

LA SOCIETE GENERALE

NATEXIS BANQUES POPULAIRES

CCF

LE CREDIT INDUSTRIEL ET COMMERCIAL

CDC FINANCE-CDC IXIS

Hereinafter the “Signatory Banks”

The Company, the State and the banks of the Company (the “Banks”) came together under the aegis of the CIRI and after having been informed of the Company’s proposals with a view to the restructuring of its industrial activities, agreed, as concerns certain banks, to the undertakings set forth in the agreement dated August 2nd, 2003 (the “Agreement”), by signing the Agreement, or as concerns other banks, by accepting the terms of the Agreement on a later date.

Pursuant to the Agreement, the Company undertook the following:

—	Commitment to continue its negotiations for the sale of its Transmission and Distribution (T&D) sector (in the course of completion);

—	Commitment to provide information related to its industrial restructuring plan and commitment to provide before September 20th, 2003 a monthly cash flow forecast for the fiscal year 2003/2004 and a three year business plan validated by Price Waterhouse Coopers (“PWC”) (completed).

In order to assist the Company in the completion of its industrial restructuring plan, the State undertook the following :

—	Commitment to subscribe to a reserved Share Capital Increase of 300 Million Euro;

—	Commitment to Participate in a Confirmed Subordinated Credit Facility with differed utilisation (“PSDD”);

—	Commitment related to the acquisition of T & D;

—	Commitment to counter guarantee, up to 65% and within a limit of 3.5 billion euros, the commercial bonds/guaranties issued under the bonding syndicated facility by the issuing banks of such facility (in the course of completion; notice in the course of being published );

—	Commitment to make available to the Company a Short Term Credit Facility of 300 Million Euro (completed).

—	Commitment to initiate as soon as possible the required approval process as mentioned in clause IV of the Agreement

The Banks undertook as follows:

—	Commitment to make available to the Company a short term cash facility (completed);

—	Commitment to provide a syndicated commercial bond/guarantee facility (completed);

—	Commitment to guarantee an increase in the share capital of the Company of 300 million Euro ;

—	Commitment to provide a refinancing facility in order to permit (i) the repayment upon maturity, or the repurchase on an earlier date, of the bonds issued by the Company and maturing on February 4th, 2004 and (ii) the prepayment of the syndicated facility dated April 19th, 1999, or the purchase, to the extent permitted under the agreements, on the secondary debt market, of amounts outstanding resulting from the use of this facility.

The time necessary for competent authorities to examine the Agreement and the calendar set forth in the Agreement having proven to be incompatible, the State, the Company and the Signatory Banks – whose undertakings constituted a whole – have agreed to amend the Agreement by modifying or supplementing the undertakings provided therein under the following terms and conditions:

I – Undertakings of the Company

Article 1.1 of the Agreement is replaced by the following provisions:

1.1 (new) Commitment relating to the sale of T&D

The Company undertakes to carry on the negotiations with AREVA with the view to the signature of a sale agreement of T&D by September 25, 2003 at the latest.

Article 1.2 of the Agreement is replaced by the following provisions:

1.2 (new) Cash Flow Plan and Business Plan

On September 19, 2003, the Company remitted a three-year business plan and cash flow forecast both validated by PWC.

The Company undertakes to instruct PWC to submit a report validating the three-year cash flow forecasts called “W10” before 15 November 2003 and that PWC validate, on a quarterly basis, the subsequent updates of the three year cash flow forecasts. The Company will use its best efforts to obtain that, effective from the quarterly report to be delivered in January 2004, PWC owe a “duty of care” directly to the Banks and to the State as concerns the validations relating to the quarterly reports and the cash flow updates.

Such successive updates will be provided by PWC until the earlier of the full repayment of the PSDD or the obtaining of a rating by one of the two major rating agencies in the investment grade category.

The PWC reports will be deemed satisfactory to the lenders of the PSDD unless a majority representing two thirds of the commitments consider in accordance with the “MAC” clause referred to in Article 3.4 below that the reports contain elements susceptible of having a “material adverse effect”.

II - Undertakings of the State

Article 2.1 of the Agreement is replaced by the following provisions:

•	2.1 (new):

2.1.a) Commitment to subscribe to an issue of subordinated notes redeemable in shares (“TSDDRA”) with a fixed maturity date, reserved to the State, for a nominal amount of 300 Million Euro

The State hereby irrevocably undertakes to subscribe to an issue of TSDDRA reserved to the State.

Conditionality clause applicable to the redemption in shares:

TSDDRAs issued by the Company and subscribed by the State will be redeemed in ordinary shares of the Company, at a rate of one ordinary share of nominal value of 1.25 euro per TSDDRA, under the sole condition of the granting of a decision of the European Commission stating that the subscription by the State to the TSDDRA issue and its redemption in shares constitutes an aid compatible with the European Market or that it does not constitute a State aid. The redemption in shares will occur automatically and mandatorily on the first business day following the State’s receipt of the decision of the Commission.

TSDDRAs shall have the following terms and conditions:

— coupon:	— until the decision of the European Commission: 2% per year payable annually in arrears,
— as from the decision of the European Commission: reference rate plus 500 bps per year of which 350 bps payable annually in arrears and of which 150 bps capitalised and payable at term,
— repayment rate:	1 TSDDRA for 1 share,
— subscription price:	1.25 Euro,
— duration:	20 years as from the date of subscription,
— prepayment:	possibility to prepay the TSDDRA in cash if the Company’s rating by one of the two major rating agencies is “investment grade”,
— rank:	subordinated to “ORAs” mentioned under Article 3.4, to “PSDD” mentioned under Articles 2.2 and 3.4, and to other subordinated and/or unsecured debt.

The TSDDRA issue reserved to the State shall be subscribed in accordance with the timetable envisaged in the indicative calendar set forth in Article V of this Amendment following the shareholders meeting convened in order to approve the resolutions necessary to authorise the issue of the TSDDRA reserved to the State and to approve the terms and conditions of such TSDDRA issue.

The State undertakes not to dispose either of the TSDDRAs, or of the shares resulting from a redemption in shares of the TSDDRAs before the complete recovery of the Company.

In no event shall any provision contained in the present Amendment lead to the State’s ownership interest in the Company becoming susceptible to reaching or exceeding 33%.

2.1.b) Commitment to subscribe to an issue of subordinated notes (“TSDD”) with a fixed maturity date reserved to the State, of a nominal amount of 200 Million Euro

The State hereby irrevocably undertakes to subscribe to a TSDD issue reserved for the State having the following terms and conditions:

— coupon:	reference rate plus 500 bps per year of which 350 bps payable annually in arrears and 150 bps capitalised and payable at term,
— duration:	15 years,,
— prepayment:	possibility to prepay the TSDD if the Company’s rating by one of the two major rating agencies is “investment grade”,
— rank:	subordinated to “ORAs” mentioned under Article 3.4, to “PSDD” mentioned under Articles 2.2 and 3.4, and to other subordinated and/or unsecured debt.

The subscription to the TSDD issue will take place in accordance with the time schedule envisaged in the indicative calendar set forth in Article V of this Amendment following the vote of the shareholders meeting convened to vote the resolutions necessary for the issuance of the TSDD and to approve their terms.

Article 2.2 of the Agreement is replaced by the following provisions:

•	2.2 (new): Commitment to participate in the fixed maturity date subordinated credit facility (“PSDD”)

The State will participate, directly or through the intermediary of a public entity or one functioning under its guarantee, for an amount of 300 Million Euro of the PSDD referred to in Article 3.4 under the same terms and conditions as those which apply to the subordinated tranche of the refinancing facility granted by the Banks thereunder.

Article 2.3 of the Agreement is supplemented as follows:

The acquisition of T&D should be confirmed by the signature at the latest by 25 September 2003 of a sale agreement subject only to customary conditions precedent.

Article 2.4 of the Agreement is replaced by the following provisions:

•	2.4 (new): Guarantee relating to commercial bonds/guaranties issued by the Banks

The State shall guarantee the Caisse Française de Développement Industriel (“CFDI”), which guarantees the banks issuing commercial bonds on behalf of the Company and its subsidiaries. The State’s guarantee covers, up to a maximum aggregate amount of 3.5 billion Euro of bonds issued or to be issued, defaults, as such term is defined in the policies issued for the Company by COFACE in December 2002.

The amount covered by the State’s guarantee is 65 % of the amount of each bond. The CFDI guarantee mechanism shall remain in effect until the limit of 3.5 billion Euro has been reached. The underlying agreements which necessitated the issuance of the commercial bonds shall have a maximum duration of 7 years.

Article 2.5 of the Agreement is replaced by the following provisions:

•	2.5 (new): Provision of Short Term Credit Facility

The State shall renew the outstanding 300 million Euro of commercial paper which has been subscribed so far, directly or through CDC, until the expiration of a 12 month period from the last issuance of commercial paper occurring prior to 8 February 2004.

The State, or a State controlled, or State guaranteed entity, shall subscribe to commercial paper, to the extent necessary, in an amount of up to 900 million Euro and will renew such commercial paper until all mid and long term financing provided for by Articles 2.1 and 2.2 (both as amended) have been made available by the State. From the date of such availability, an amount of 100 million Euro of commercial paper shall remain available until the receipt by the Company of the sale proceeds of T&D.

III – Undertakings of the Banks

Article 3.1 of the Agreement is replaced by the following provisions:

•	3.1 (new): Short term cash-flow needs

The banks currently holding commercial paper in an amount of 120 million Euro subscribed pursuant to the Agreement undertake to renew such commercial paper until the expiration of 12 months from the last issuance date occurring before 8 February 2004.

The issuance of commercial paper by the above banks and by the State ( directly or through CDC), as well as the reduction of their outstandings of commercial paper, shall take place simultaneously, and pro rata according to their respective commitments.

Article 3.2 of the Agreement is replaced by the following provisions:

•	3.2 (new): Syndicated bond/guarantee facility

A syndicated commercial bond/guarantee facility in an amount of 3.5 million Euro as described in Article 2.4 of the Agreement, covering the requirements of the Company and its Subsidiaries, was made available under an agreement dated August 29, 2003 .

The guarantee of the State mentioned under Article 2.4 of the Agreement has been notified by the State to the European Commission on 8 August, 2003, as “mesures de sauvetage”, and neither the State (directly or through CFDI) nor the Company have received or have been informed of any claim or decision aiming at, and/or likely to, delay the implementation thereof.

Article 3.3 of the Agreement is replaced by the following provisions:

•	3.3 (new): 300 Million Euro Capital Increase

The Signatory Banks irrevocably agree to subscribe to an increase in capital of 300 million Euro of the Company, reserved to them, for a subscription price of 1.25 Euro per share.

The Company will simultaneously issue purchase warrants (“bons d’echange”) which it will attribute free of charge to its shareholders. These purchase warrants will constitute a security listed and negotiable giving shareholders the right to purchase, for 1.25 Euro, shares subscribed by the banks under the capital increase reserved to them. These purchase warrants will expire at the latest on 20 January 2004.

The expenses and commissions of this operation will not exceed those which would have been at the cost of the Company and shareholders in the context of an increase in capital with preferential rights.

Article 3.4 of the Agreement is replaced by the following provisions:

•	3.4 (new): Refinancing facility

The Banks shall, subject to the provisions of Article IV hereof, participate in a refinancing facility for the Company, through a guarantee of subscription of subordinated notes redeemable in shares (“ORA”) and participate in subordinated debt (“PSDD”) under the following terms and conditions:

a. Purpose:

—	permit the repayment on the maturity date – or the repurchase below par prior to such date—of the bonds issued in a principal amount of 550 million Euro maturing in February 2004,

—	permit the prepayment of the April 1999 syndicated facility simultaneously with the receipt of the proceeds of the subordinated ORAs referred to in b. below, or, to the extent permitted under the agreements, the repurchase on the secondary market of amounts due resulting from the use of such facility,

—	general needs of the Company.

b: Total amount

An aggregate amount of 2.1 billion Euro divided into:

—	an issue of subordinated ORAs (notes redeemable in shares) with preferential right of subscription offered to the existing shareholders of the Company, in a nominal amount of between 900 million and 1 billion Euro. The issuance of these ORAs will be irrevocably guaranteed by the Banks;

—	a fixed maturity date subordinated credit facility (“PSDD”) in an amount equal to the difference between the total amount of 2.1 billion and the nominal amount of the ORAs.

The 2.1 billion Euro amount may be increased by a maximum amount of 100 million Euro of subordinated debt to be provided by the Signatory Banks, which increase shall be up to the amount by which the guarantee of the Signatory Banks in connection with issuance of ORAs will not be called into play, and the amount received by the Signatory Banks resulting from the exercise of the purchase warrants referred to in Article 3.3 above.

The subscription period of the ORAs will start in accordance with the schedule foreseen in the indicative calendar set forth in Article V below of this Amendment following the vote of the extraordinary shareholders meeting convened to approve the share capital increase reserved to the Signatory Banks and the guaranteed issue of ORA, and which shall define the terms and conditions thereof:

— coupon :	2 % capitalised at the end of calendar year 2004,
— repayment rate:	1 ORA for 1 share

— subscription price:	1.40 Euro,
— duration:	5 years as from the date of the operation kick-off.

The fixed maturity date subordinated credit facility will have a 5 year term, may be prepaid at the discretion of the borrower and shall bear interest at EURIBOR + 450 basis points, of which 300 basis points payable at the end of each interest period, and of which 150 basis points capitalised and payable on the maturity date; plus a non utilisation fee of 150 basis points per year calculated on the undrawn part of the facility.

The Signatory Banks commit to increase their total cumulated participation in the refinancing facility to a maximum amount of 1.1 billion Euro.

The legal documentation of the PSDD will be based on the draft sent to the Banks and to the State on 8 September 2003 and will incorporate the modifications resulting from this Amendment. It is recalled that in the current draft, the legal documentation of the PSDD includes a material adverse change clause which has to be supplemented to permit the lenders to decide on the consequences of unfavourable elements arising from the reports established by PWC in accordance with Article 1.2 of this Amendment.

IV – No Novation

It is reaffirmed that the undertakings set forth in the Agreement, as modified and/or supplemented by this Amendment, constitute a whole and that the failure by one party to perform one or more of its undertakings, if material and of a nature to call into question the whole equilibrium of the Agreement, may be invoked by another party to the Agreement.

The provisions of the Agreement that have not been modified by this Amendment shall remain in full force and effect; this Amendment shall not be considered as compromising the equilibrium of the Agreement, of which several undertakings have already been performed, in full or in part.

This Amendment is further subject to the following conditions:

—	the necessary confirmation by the Company’s Banks which approved the Agreement, of their commitments to participate in the undertakings mentioned under Article III of the Agreement as amended by this Amendment, and

—	the granting of necessary approvals of the Company’s bodies.

V Indicative Calendar

—	22 September 2003 :

Reception of the acceptances by the banks of the Amendment to the Agreement

Board meeting of the Company

Expiration of the delay for the issuance of the injunction of the European Commission (midnight)

—	At the latest the 25 September 2003 :

Signature by AREVA and the Company of the sale contract of T & D

—	26 September 2003 (6 p.m. Paris time) :

Receipt of the powers necessary for the signature by the banks of the documentation of the PSDD, of the guarantee letter relating to the ORA, and of the waivers relating to :

—	The syndicated facility of March 2003 for an initial amount of 600 million Euro (the “Bridge Facility”),

—	The facilities extended in March 2003 for an amount of 475 million Euro (“Extended Facilities”) and

—	The syndicated facilities arriving to term in April 2004 and in August 2006 (“Affected Facilities”).

—	29 September 2003 :

Signature of the PSDD documentation by the State, the Company and the Banks,

Signature of guarantee letter for the ORA,

Signature of the waivers relating to the syndicated facility of March 2003 for an initial amount of 600 million Euro (“Bridge Facility”), to the facilities extended in March 2003 in an amount of 475 million Euro (“Extended Facilities”) and to the syndicated facilities arriving at their term in April 2004 and in August 2006 (“Affected Facilities”),

Signature by the State of the confirmed line of commercial paper,

Board meeting of the Company calling the Extraordinary Shareholders Meeting.

—	13 November 2003 :

Publication of the half year accounts

—	15 November 2003 at the latest :

Submission of PWC report validating the cash forecast “W10”.

—	18 November 2003 :

Extraordinary shareholders meeting on second call

—	19 November 2003 :

Granting of COB Visa and signature of the guarantee relating to the issuance of the ORA

—	20 November 2003 :

Subscription by each of the Signatory Banks of the share of the reserved capital increase

—	27 November 2003 :

Start of public subscription to the ORA and issuance of purchase warrants

—	15 December at the latest :

Reimbursement of the syndicated facility of March 2003 for an initial amount of 600 million (“Bridge Facility”)

—	22 December 2003

Payment/delivery of ORA,

Payment/delivery of TSSDRA and subscription by the State to the TSDD,

Availability of the PSDD,

Prepayment of the syndicated facility coming to term in April 2004.

—	Before 21 January 2004 :

Receipt of sale proceeds of T &D

Reimbursement of the facilities extended in March 2003 for an amount of 475 million Euro (“Extended Facilities”)

—	8 February 2005 at the latest :

Reimbursement of the commercial paper of the State/CDC and of the banks.

Made in Paris

20 September 2003

Minister of Economy, Finance and Industry

ALSTOM

BNP Paribas

Credit Agricole

Societe Generale

CCF

CDC-Ixis

Natexis

CIC